Annual Shareholders Meeting

April 18, 2007

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Corporate Profile*

NASDAQ: WSBC

- Founded in 1870
- $4.1 billion in assets
- 78 offices, 1 lending office, & 112 ATM's
- $3.0 billion in trust assets
- Market capitalization: $647 million*
- 2006 average daily shares traded: 50,025

WesBanco
By all accounts, better.

*As of 3/31/07

97% Customer Satisfaction Rate

Market Diversification



Wyoming
Lansing
East Lansing
Troy
Saint Clair Shores
Buffalo
Pontiac
Novi
Warren
Detroit
Kalamazoo
Portage
Jackson
Toledo
Elkhart
Cleveland
Mentor
Elyria
Gary
Fort Wayne
Findlay
Akron
Youngstown
Canton
Lima
Mansfield
Kokomo
State College
Altoona
Lafayette
Pittsburgh
Muncie
Carmel
Dayton
Newark
Lancaster
Indianapolis
Middletown
Fairfield
Hamilton
Terre Haute
Frederick
Gaithersburg
Rockville
Bloomington
Covington
Huntington
New Albany
Evansville
Owensboro
Lexington-Fayette
Charlottesville
Roanoke
Lynchburg
Bowling Green
Danville
Hendersonville
Nashville
Kingsport
Johnson City
Burlington
Durham
Copyright (C) 2006 SNL Financial LC. All rights reserved.
0
125mi

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Market Diversification

LOANS 12/31/06


NON
WV
56%
WV
44%

DEPOSITS 12/31/06


NON
WV
42%
WV
58%

WV - Branches – 45

Non-WV - Branches – 33

WV – ATM's - 67

Non-WV - ATM's - 45

WesBanco

By all accounts, better.

97% Customer Satisfaction Rate

2006 Accomplishments

- Balance sheet repositioning to maintain net interest margin.
- Emphasis on growth in non-interest income.
- Branch optimization activity.
- Expense control.
- Credit quality improvements.

Interest Rate Yield Curve Comparison


5.20%
5.10%
5.00%
4.90%
4.80%
4.70%
4.60%
4.50%
4.40%
3mo
6mo
1yr
2yr
3yr
5yr
10yr
30yr
4/13/2007
1 year ago

Net Interest Margin %*



3.60%
3.50%
3.40%
3.30%
3.20%
3.10%
3.00%
1st Qtr '05
2nd Qtr '05
3rd Qtr '05
4th Qtr '05
1st Qtr '06
2nd Qtr '06
3rd Qtr '06
4th Qtr '06
1st Qtr '07

WesBanco
By all accounts, better.

*Fully taxable-equivalent.

97% Customer Satisfaction Rate

Core Non-Interest Income*


(in thousands)
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
1st Qtr '05
2nd Qtr '05
3rd Qtr '05
4th Qtr '05
1st Qtr '06
2nd Qtr '06
3rd Qtr '06
4th Qtr '06
1st Qtr '07

* Excludes other-than-temporary impairment losses on securities and gains on sales of branch offices.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Newly Built Branches

Barnesville



Gahanna



Marietta



Reynoldsburg


WesBanco
BANKING CENTER
10/04/2007

Core Efficiency Ratio*



62.00%
60.00%
58.00%
56.00%
54.00%
52.00%
1st Qtr '05
2nd Qtr '05
3rd Qtr '05
4th Qtr '05
1st Qtr '06
2nd Qtr '06
3rd Qtr '06
4th Qtr '06
1st Qtr '07

* Excludes restructuring costs, merger costs, other-than-temporary impairment losses on securities and gains on sales of branch offices.

WesBanco By all accounts, better.

97% Customer Satisfaction Rate

Net Charge-Offs to Average Loans %


0.55%
0.45%
0.35%
0.25%
0.15%
0.05%
-0.05%
2002
2003
2004
2005
2006
1st Qtr '07
Annualized

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

2007 Outlook

- Continued competitive pressures on bank net interest margins.
- Growth in non-interest revenue sources.
- Development of new delivery channels (electronic banking services).
- Integration of non-banking revenue sources and services.

2007 Financial Results -1st Quarter

(in thousands, except per share amounts)	1st Quarter 3/31/2007	1st Quarter 3/31/2006
GAAP - Net income	$ 11,947	$ 5,584
Core operating earnings*	$ 11,359	$ 9,258
GAAP EPS - diluted	$ 0.56	$ 0.25
Core operating EPS-diluted*	$ 0.53	$ 0.42

* Excludes restructuring costs, other-than-temporary impairment losses on securities and gains on sales of branch offices.

WesBanco By all accounts, better.

97% Customer Satisfaction Rate

2007 Financial Results -1st Quarter

	1st Quarter 3/31/2007	1st Quarter 3/31/2006
Return on assets	1.20%	0.52%
Return on equity	11.77%	5.45%
Net interest margin*	3.56%	3.40%
Efficiency ratio*	58.32%	69.25%

WesBanco By all accounts, better.

*Fully taxable-equivalent.

97% Customer Satisfaction Rate

2007 Financial Results -1st Quarter (cont.)

- Improved net interest margin.
- Improved non–interest income.
- Control over expenses.
- Improvement in credit quality metrics.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate*

Current Earnings Environment

Percentage of Companies That Have Missed Consensus



60%
50%
40%
30%
20%
10%
0%
35%
40%
23%
30%
46%
43%
39%
48%
54%
47%
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07E

Median Year-Over-Year EPS Growth for KBW Bank Universe



10%
8%
6%
4%
2%
0%
8%
7%
5%
3%
0%
1Q06
2Q06
3Q06
4Q06
1Q07E

- The Banking Industry's EPS growth has been decelerating over the past 4 quarters.

WesBanco
By all accounts, better.

Source: KBW Equity Research Department

97% Customer Satisfaction Rate

Relative Stock Price Performance: 2003 - 2006



135%
130%
125%
120%
115%
110%
105%
100%
95%
90%
85%
12/31/03
3/31/04
6/30/04
9/29/04
12/29/04
3/30/05
6/30/05
9/29/05
12/29/05
3/30/06
6/29/06
9/28/06
12/29/06
WesBanco Inc. (+21.2%)
NASDAQ Bank Index (+17.9%)
KBW Bank Index (+20.6%)
S&P 500 Index (+27.6%)
Peers (+3.1%)

WesBanco
By all accounts, better.

Source: FactSet Research System
Peers include selected publicly traded banks from western Pennsylvania, West Virginia, Indiana, and Ohio with assets between $1 to $15 billion.

97% Customer Satisfaction Rate

Peer Group Analysis – Total Return

Total Return Since Completion of Western Ohio Financial Corporation Acquisition* (%)



100.0%
75.0%
50.0%
25.0%
0.0%
-25.0%
WesBanco Total Return = 22.6%
Median Value = 4.8%
FINB
LKFN
CHCO
WSBC
SRCE
IBNK
UBSI
PEBO
FRME
THFF
STBA
MSFG
FCF
FFBC
FNB
FMER
PRK
ONB
OAKF
IFC
Peer Group Values

Peers include selected banks in western Pennsylvania, Indiana, Ohio, and West Virginia with Assets between $1 billion and $15 billion

** Based on a blended P/E of current year estimated EPS and next year estimated EPS*

Source: FactSet Research Systems; Data as of January 31, 2007

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Total Return Analysis


Total Return * (%)
100.0%
75.0%
50.0%
25.0%
0.0%
-25.0%
15.3
7.1
22.7
27.2
19.6
15.1
(1.5)
(4.9)
14.2
8.0
90.2
69.4
2002
2003
2004
2005
2006
'02 - '06
WSBC
Peers

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Return to Shareholders



(in thousands)
$54,763
$45,534
$31,712
$38,847
$37,134
$22,531
$59,407
$37,181
1999
2000
2001
2002
2003
2004
2005
2006
Dividends
Stock Repurchases

$327 million in dividends and stock repurchases returned to shareholders from 1999 to present.

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Dividends Per Share



$0.94
$1.10
2002
2003
2004
2005
2006
2007
Annualized

1) 22 consecutive years of dividend increases.
2) Current dividend yield of approximately 3.4%.
3) 17% increase in dividends since 2002.

Stock Performance
Long-term Cumulative Return



500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
'77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 Q1 07
WesBanco
S & P 500

WesBanco
By all accounts, better.

97% Customer Satisfaction Rate

Questions ?

Annual Shareholders Meeting

April 18, 2007

Reconciliation Table – Non-GAAP Financial Information

(in thousands, except per share amounts)	*For the Three Months Ended March 31,* 2007	2006
Net income	$ 11,947	$ 5,584
Add: restructuring expenses, net of tax (1)	-	324
Add: other-than-temporary impairment losses, net of tax (1)	-	4,829
Subtract: gains on sales of branch offices, net of tax (1), (3)	(588)	(1,479)
Core operating earnings	$ 11,359	$ 9,258
Net income per common share (2)	$ 0.56	$ 0.25
Effects of restructuring expenses, net of tax (1)	-	0.02
Effects of other-than-temporary impairment losses, net of tax (1)	-	0.22
Effects of gains on sales of branch offices, net of tax (1), (3)	(0.03)	(0.07)
Core operating earnings per common share (2)	$ 0.53	$ 0.42

(1) The related income tax expense is calculated using a combined Federal and State income tax rate of 40%.

(2) The dilutive effect from stock options was immaterial and accordingly, basic and diluted earnings per share are the same.

(3) March 2007 includes gain on sale of branch facility which was replaced with a new facility whereas March 2006 includes gain on sale of Ritchie County branches and associated operations.

WesBanco

By all accounts, better.

97% Customer Satisfaction Rate

Forward-looking Disclosure

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this presentation should be read in conjunction with WesBanco's 2006 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), which is available at the SEC's website www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2006 Annual Report on Form 10-K filed with the SEC under the section "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the parent company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, Federal Deposit Insurance Corporation, the SEC, the National Association of Securities Dealers and other regulatory bodies; potential legislative and federal and state regulatory actions and reform; competitive conditions in the financial services industry; rapidly changing technology affecting financial services and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

WesBanco

By all accounts, better.

97% Customer Satisfaction Rate*